                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 5)*
                                          --

                     Communication Intelligence Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    0-19301
           --------------------------------------------------------
                                 (CUSIP Number)

                              Phillip S. Sassower
                              135 East 57th Street
                                  12th Floor
                           New York, New York 10022
                                (212) 759-1909
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 25, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 0-19301                     13D                 Page  2  of  7   Pages
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-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     (a) Philip S. Sassower           (SS No.: ###-##-####)    ("Mr. Sassower")
     (b) CIC Standby Ventures, L.P.   (IRS ID No. 76-0455991)  ("CIC")

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 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
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 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds    See Item 3

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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization     (a) United States
                                              (b) Delaware
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) Sole Voting
 BENEFICIALLY OWNED                 Power                 See Item 5
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) Shared Voting
                                    Power                 See Item 5
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                 See Item 5
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                 See Item 5
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     See Item 5

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)   See Item 5

-------------------------------------------------------------------------------
(14) Type of Reporting Person*   (a) Mr. Sassower - IN
                                 (b) CIC - PN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No. 0-19301                     13D                 Page  3  of  7   Pages
          ---------                                            ---    ---

    This statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (the "Common Stock") of Communication Intelligence Corporation, a Delaware corporation (the "Company"), and hereby amends and restates in the entirety the following: Schedule 13D filed with the Securities and Exchange Commission ("SEC") on October 13, 1997, Amendment No. 1, filed with the SEC on January 6, 1997, Amendment No. 2 filed with the SEC on July 10, 1995, Amendment No. 3 filed with the SEC on December 6, 1995 and Amendment No. 4 filed with the SEC on March 6, 1996.

ITEM 1. SECURITY AND ISSUER

    This Statement on Schedule 13D (the "Statement") relates to shares of common stock, $.01 par value (the "Common Stock"), of Communication Intelligence Corporation, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 275 Shoreline Drive, Suite 500, Redwood Shores, California 94065-1413.


ITEM 2.  IDENTITY AND BACKGROUND

    (a) This Statement is filed by Mr. Philip S. Sassower ("Mr. Sassower") and CIC Standby Ventures, L.P., a Delaware limited partnership ("CIC", and together with Mr. Sassower, the "Reporting Persons"). Mr. Sassower is the sole general partner of CIC. By their signatures on this Statement, the Reporting Persons agree that this Statement is filed on their behalf.

         The Reporting Persons are filing this Schedule 13D Statement pursuant to Rule 13d-1(f)(1) under the Act on their own behalf and not on behalf of any other party. Information with respect to the Reporting Persons are given solely by such Reporting Persons.

    (b) Mr. Sassower's business address is 135 East 57th Street, 12th Floor, New York, New York, 10022.
         CIC's business address is: c/o WinSass Corporate Services LLC, 314 West Main - Suites 3 & 5, Lewisville, TX 75057.

    (c) The present principal occupation or employment of Mr. Sassower is a private investor.

    (d) The Reporting Persons have not within the last five years been convicted in a criminal proceeding.

    (e) During the last five years, the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) Mr. Sassower is a United States citizen. CIC is a Delaware limited partnership.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Mr. Sassower used his personal funds to purchase the Notes and Warrants (as described in Item 4 below) and to purchase his interest in CIC. CIC used a portion of the capital contributions of its partners to purchase the Notes from Mr. Sassower (as described in Item 4 below) and to purchase the Unsubscribed Shares (as described in Item 4 below).

    CIC obtained capital contributions from its partners in order to have funds available to it to make loans to the Company as described in Item 4 below.

    CIC obtained the funds required to purchase the 500,000 shares of Common Stock in the 1995 Private Placement (described in Item 4 below) through the repayment by the Company of the loans made by CIC to the Company as described in
Item 4 below.

    Mr. Sassower used his personal funds to purchase the 20,070 shares of the Series B Preferred which he owns directly. To date, he has expended no funds with regard to the Options (as defined below). The Sassower Trust used a portion of the trust corpus to purchase the 16,000 shares of the Series B Preferred which it holds.


ITEM 4.  PURPOSE OF TRANSACTION

    On September 16, 1994, the Company and Mr. Sassower entered into a Note Purchase Agreement, dated such date (the "Purchase Agreement"), pursuant to which the Company agreed to issue to Mr. Sassower $1,000,000 principal amount of its Secured Notes due March 16, 1995 (the "Notes") and warrants (the "Warrants") to purchase 2,000,000 shares of Common Stock at a purchase price of $.50 per share. On September 16, 1994, the Company issued to Mr. Sassower, a Note in the principal amount of $250,000 and a Warrant in respect of 500,000 shares of Common Stock. On October 4, 1994, the Company issued to Mr. Sassower a Note in the principal amount of $750,000 and the remaining

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CUSIP No. 0-19301                     13D                 Page  4  of  7   Pages
          ---------                                            ---    ---

Warrants to purchase 1,500,000 share of Common Stock. The aggregate purchase price for the Notes and the Warrants was $1,000,000.

    On October 4, 1994, the Company and Mr. Sassower entered into a Standby Stock Purchase Agreement (the "Standby Agreement") pursuant to which Mr. Sassower, or his assigns, agreed to act as standby purchaser of up to 10 million shares of Common Stock at a price of $.50 per share. The Company agreed to offer to the then holders of its Common Stock and preferred stock (together the "Shareholders") rights (the "Rights") to purchase up to approximately 11,536,000 shares of Common Stock, at a price of $.50 per share, and to the extent the Shareholders did not purchase the Common Stock pursuant to exercise of the Rights, Mr. Sassower or his assigns committed to purchase all unsubscribed shares (the "Unsubscribed Shares") of Common Stock (not to exceed 10,000,000 shares). In November 1994, Mr. Sassower sold the Notes to CIC (valued at their principal amount, plus accrued interest), transferred the Warrants to CIC and assigned his rights and obligations under the Standby Agreement to CIC.

    Pursuant to the Standby Agreement, on December 28, 1994, CIC purchased 6,050,357 shares of Common Stock representing the Unsubscribed Shares. The purchase price was $.50 per share. Pursuant to the Standby Agreement, $1,025,968.75 of the purchase price was paid by delivery to the Company of the Notes (valued at their principal amounts plus accrued interest to such date) for cancellation. The balance of the purchase price, $1,999,209.75, was paid in cash. On December 28, 1994, the Company also issued to CIC 500,000 shares of Common Stock as consideration for acting as standby purchaser under the terms of the Standby Agreement.

    Mr. Sassower and CIC acquired the Notes, Warrants and Common Stock as described above solely for investment purposes and each is an accredited investor within the definition set forth in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933 as amended (the "Securities Act").

    On December 28, 1994, Mr. Sassower was elected a director of the Company and Chairman of the Finance Committee of the Company's Board of Directors. Pursuant to the Company's 1991 Non-Discretionary Stock Option Plan, by virtue of his election as a director, Mr. Sassower received options to purchase 50,000 shares of Common Stock at an exercise price of $.50 per share. Additionally, in consideration of his serving as Chairman of the Finance Committee, Mr. Sassower received additional seven-year options to purchase 100,000 shares of Common Stock at an exercise price of $.50 per share. The foregoing options ("Options") were immediately exercisable.

    On June 30, 1995, CIC entered into a Bridge Loan Agreement and Security Agreement (the "Loan Agreements") with the Company pursuant to which CIC agreed to make available to the Company loans in an aggregate amount not to exceed $2,500,000. Pursuant to the Loan Agreements CIC's obligations to make such loans terminated, and all such outstanding loans matured, on June 30, 1996. The loans were secured by a first priority lien on substantially all of the Company's assets. As partial consideration for entering into the Loan Agreements, the Company granted CIC five year warrants to acquire 625,000 shares of Common Stock, immediately exercisable at an initial exercise price (subject to adjustment) of $1.00 per share. In addition, the Company agreed to grant CIC additional warrants to purchase 156,250 shares of Common Stock on the first day of each month commencing July 1, 1995 until June 30, 1996 (the "Monthly Warrants"). Moreover, the Company extended the expiration date of Warrants to purchase 2,000,000 shares of Common Stock previously issued to CIC to June 30, 2000.

    On November 28, 1995, CIC acquired 500,000 shares of Common Stock in a private placement by the Company of 5,500,000 shares of its Common Stock (the "1995 Private Placement") pursuant to the terms of a Subscription Agreement between the Company and CIC dated November 28, 1995. In addition, CIC, along with each of the other purchasers in the 1995 Private Placement were entitled to receive additional shares of Common Stock of the Company upon the occurrence of certain events specified in the Subscription Agreement. The Company was required to use $2,500,000 of the proceeds of the 1995 Private Placement to repay the loan made by CIC to the Company pursuant to the Loan Agreements.
Since the loan was repaid effective November 28, 1995, CIC was no longer entitled to receive Monthly Warrants. Accordingly, CIC had received Monthly Warrants to purchase an aggregate of 781,250 shares of Common Stock, and did not receive Monthly Warrants to purchase up to 1,093,750 shares of Common Stock.

    On February 28, 1996 the Company issued to CIC an additional 156,250 Monthly Warrants with respect to the final month of the loan.

    In January of 1997 CIC exercised all of the warrants it held on a cashless basis, and received therefor 2,758,578 shares of Common Stock.

    On November 10, 1997 Mr. Sassower was granted non-qualified options to purchase 25,000 shares of the Company's Common Stock at an exercise price of $1.59. These options are immediately exercisable

    On November 25, 1997 Mr. Sassower purchased 24,070 shares of the Company's Series B 5% cumulative convertible preferred stock (the "Series B Preferred") for $601,750 in a private placement by the Company of 240,000 shares of Series B Preferred (the "1997 Private Placement") pursuant to the terms of a Subscription Agreement between the Company and Mr. Sassower dated November 25, 1997.
Pursuant to the 1997 Private Placement, an additional 16,000 shares of Series B Preferred were purchased by the Philip S. Sassower 1996 Charitable Remainder Annuity Trust (the "Sassower Trust") for $400,000. Mr. Sassower and his wife, Susan O. Sassower ("Mrs. Sassower") are the sole trustees of the Sassower Trust. CIC did not acquire any of the Series B Preferred.

    The Series B Preferred is convertible into shares of the Company's Common Stock at a conversion price which is the lower of $1.59 or

CUSIP No. 0-19301                     13D                 Page  5  of  7   Pages
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the average of closing prices of the Common Stock for the three consecutive trading days prior to conversion. Holders of Series B Preferred will receive cumulative dividends of $1.25 per share per annum compounded quarterly, and payable every three months commencing March 1, 1998. Such dividends are payable in additional shares of Series B Preferred or, at the Company's option, in cash. The Series B Preferred is pari passu in liquidation and dividend rights with the Company's previously established series of 5% cumulative convertible preferred stock (the "Series A Preferred") issued in December 1996. Holders of Series B Preferred have the right to vote together with holders of Common Stock and Series A Preferred, as a single class, in the election of directors of the Company. In addition, the affirmative vote of 51% of the holders of Series B Preferred is required for the consummation of certain business combinations and other extraordinary transactions. Upon liquidation, dissolution or winding up of the Company, the holders of Series B Preferred are entitled to $25 per share plus any accrued but unpaid dividends.

    The Reporting Persons do not have any plans or proposals which would relate to:

    (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company other than as herein disclosed;

    (b) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

    (c) Any other material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

    (d) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

    (e) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    The following represents the beneficial ownership of each Reporting Person:

                           No. of shares            No. of shares
                         beneficially owned       beneficially owned                                   Percentage
                          with sole voting         with shared voting        No. of shares              of shares
     Name               and dispositive power    and dispositive power    beneficially owned       beneficially owned(1)
     ----               ---------------------    ---------------------    ------------------       ---------------------
Philip S. Sassower         10,362,394(2)(3)            251,572(4)              10,619,966                 22.2%(5)

CIC                         9,808,935                     --                    9,808,935                 20.4%


1. The percentage of shares beneficially owned is based on the following assumptions: (i) 47,057,433 shares issued and outstanding as of November 7, 1997 (as indicated in the Company's Form 10-Q for the quarter ended 9/30/97), PLUS (ii) 378,459 shares issuable upon conversion of all of the 24,070 shares of Series B Preferred held of record by Mr. Sassower at a conversion price of $1.59, PLUS (iii) 251,572 shares issuable upon conversion of all of the 16,000 shares of Series B Preferred held of record by the Sassower Trust at a conversion price of $1.59, PLUS 175,000 shares issuable upon exercise of Mr. Sassower's options. In the event that the Series B Preferred are converted at a lower than $1.59 and/or other holders of Series B Preferred have converted their shares, the percentages in this table would be substantially different. If the conversion price is lower than $1.59, the Company will be obligated to issue more shares than is reflected in this estimate, and the difference could be material. The number of shares of Common Stock issuable upon conversion of the Series B Preferred will increase at an increasing rate as the market price of the Common Stock decreases. This estimate is not intended to constitute a prediction as to the future market price of the Common Stock or the number of shares of Common Stock to be issued upon conversion.

2. The number of shares held by Mr. Sassower would be substantially different if the conversion of his own or the Sassower Trust's Series B Preferred is effected at an exercise price lower than $1.59 in accordance with the formula set forth in the Company's Certificate of Designations of Series B 5% cumulative convertible preferred (the "Designation").

CUSIP No. 0-19301                     13D                 Page  6  of  7   Pages
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3.  Mr. Sassower controls 378,459 of these shares through direct ownership after conversion of his personal Series B Preferred Holding at $1.59 per share, 175,000 of these shares through direct ownership after exercise of his options and 9,808,935 of these shares as sole general partner of CIC.

4. Mr. Sassower and Mrs. Sassower are the sole trustees of the Sassower Trust. Mrs. Sassower's residence is 720 Park Avenue, New York, NY 10021. She is a homemaker. She has not been convicted in a criminal action nor a party to any civil action in the past five years, and is a U.S. citizen.

5. This includes the shares which Mr. Sassower controls as general partner of CIC.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    The Purchase Agreement and the Standby Agreement are described above under
Item 4 and are incorporated herein by reference.

    Pursuant to the Purchase Agreement, the Company has agreed to use its best efforts to elect Mr. Sassower, or his designee, to the Board of Directors of the Company for so long as the Notes are outstanding or any Common Stock is held by Mr. Sassower or his assigns.

    Pursuant to the terms of a Registration Rights Agreement dated October 3, 1994, the Company agreed to register the shares of Common Stock acquired by Mr. Sassower under the Standby Agreement and/or conversion of Warrants under the Securities Act of 1933, as amended.

    CIC entered into the Loan Agreements with the Company described in Item 4 and incorporated herein by reference.

    CIC entered into the Subscription Agreement with the Company described in
Item 4.

    Mr. Sassower and the Sassower Trust each entered into a Subscription Agreement with the Company dated November 25, 1997 and a Registration Rights Agreement with the Company dated November 25, 1997 pursuant to which the Company has agreed to register the shares of Common Stock underlying the Series B Preferred within 45 days of the closing of the 1997 Private Placement, and to maintain the effectiveness of such registration until the earlier of the conversion of all Series B Preferred shares or the Mandatory Conversion Date set forth in the Designation.


ITEM 7.  MATERIAL TO  BE FILED AS EXHIBITS

    Exhibit 1: Note Purchase Agreement dated September 16, 1994 between the Company and Mr. Sassower.

    Exhibit 2: Standby Agreement dated October 4, 1994 between the Company and Mr. Sassower.

    Exhibit 3: Registration Rights Agreement dated October 3, 1994 between the Company and Mr. Sassower.

    Exhibit 4: Bridge Loan Agreement dated June 30, 1995 between the Company and CIC.

    Exhibit 5: Security Agreement dated June 30, 1995 between the Company and CIC.

    Exhibit 6: Subscription Agreement between the Company and CIC dated November 28, 1995

    Exhibit 7: Form of Subscription Agreement with the Company dated November 25, 1997.

    Exhibit 8: Certificate of Designations of the Company's Series B 5% Cumulative Convertible Preferred Stock

    Exhibit 9: Form of Registration Rights Agreement with the Company dated November 25, 1997.


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CUSIP No. 0-19301                     13D                 Page  7  of  7   Pages
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                                      SIGNATURE


    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.




                                       -----------------------------------
                                       Philip S. Sassower




                                       CIC Standby Ventures, L.P.



                                       By:
                                          ---------------------------------
                                          Philip S. Sassower
                                          General Partner


Dated:  December 16, 1997